Exhibit 12(b)
FLORIDA POWER & LIGHT COMPANY COMPUTATION OF RATIOS
	Years Ended December 31,

	2004	2003	2002	2001	2000

	(millions of dollars)
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Net income	$750	$755	$732	$694	$622
Income taxes	409	403	413	383	341
Fixed charges, as below	202	186	177	198	192

Total earnings, as defined	$1,361	$1,344	$1,322	$1,275	$1,155

Fixed charged, as defined:
Interest charges	$183	$173	$166	$187	$176
Rental interest factor	8	8	8	6	7
Fixed charges included in nuclear fuel cost	-	1	3	5	9
Capitalized interest	11	4	-	-	-

Total fixed charges, as defined	$202	$186	$177	$198	$192

Ratio of earnings to fixed charges	6.74	7.23	7.47	6.44	6.02

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

Earnings, as defined:
Net income	$750	$755	$732	$694	$622
Income taxes	409	403	413	383	341
Fixed charges, as below	202	186	177	198	192

Total earnings, as defined	$1,361	$1,344	$1,322	$1,275	$1,155

Fixed charged, as defined:
Interest charges	$183	$173	$166	$187	$176
Rental interest factor	8	8	8	6	7
Fixed charges included in nuclear fuel cost	-	1	3	5	9
Capitalized interest	11	4	-	-	-

Total fixed charges, as defined	202	186	177	198	192

Non-tax deductible preferred stock dividends	1	13	15	15	15
Ratio of income before income taxes to net income	1.55	1.53	1.56	1.55	1.55

Preferred stock dividends before income taxes	2	20	23	23	23

Combined fixed charges and preferred stock dividends	$204	$206	$200	$221	$215

Ratio of earnings to combined fixed charges
and preferred stock dividends	6.67	6.52	6.61	5.77	5.37